NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Canadian Solar Inc.

NAME OF PERSON RELYING ON EXEMPTION: Shareholder Association for Research & Education (SHARE)

ADDRESS OF PERSON RELYING ON EXEMPTION: 510-1155 Robson St., Vancouver, BC, Canada, V6E 1B5

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

RE: Vote AGAINST Re-election of Directors Lap Tat Arthur Wong, Lauren C. Templeton & Karl E. Olsoni.

Annual Meeting: June 22, 2022

Contact: Simon Lewchuk, Manager Corporate Engagement & Advocacy, SHARE, slewchuk@share.ca

9 June 2022

Dear Canadian Solar Inc. Shareholders,

We are writing to draw your attention to significant shareholder concerns related to Board failures in responsiveness, accountability and material risk oversight at Canadian Solar Inc., and urge you to vote AGAINST the re-election of Directors Lap Tat Arthur Wong, Lauren C. Templeton & Karl E. Olsoni at the company’s annual meeting on June 22, 2022.1

In our judgement, votes should be withheld from Directors Wong, Templeton and Olsoni out of concern for the Company’s future, our own interests as shareholders in the Company, and our belief that the Board of Directors has failed in key fiduciary duties. Each of these Directors chair relevant board committees that have failed in their duties to shareholders.

1.	Non-responsiveness by omitting a shareholder proposal on questionable grounds

In advance of this year’s annual meeting of shareholders, the Shareholder Association for Research and Education (SHARE) filed a shareholder proposal (“Proposal”) calling on the Board of Directors to oversee a third-party assessment of the effectiveness of the Company’s policies and procedures in protecting against forced labour, including in the Xinjiang Uyghur Autonomous Region.

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1 Lap Tat Arthur Wong in his capacity of Chair of the Audit Committee; Lauren C. Templeton in her capacity of Chair of the Nominating and Corporate Governance Committee; Karl E. Olsoni in his capacity of Chair of the Sustainability Committee.

The Proposal reads:

Shareholders request the Board of Directors oversee a third-party party assessment and report to shareholders, at reasonable cost and omitting proprietary information, on the extent to which Canadian Solar Inc.’s (Canadian Solar) policies and procedures effectively protect against forced labour in its operations, supply chains, and business relationships, including in the Xinjiang Uyghur Autonomous Region. The report should:

•	Draw upon international standards such as the UN Guiding Principles on Business and Human Rights, ILO Declaration on Fundamental Principles and Rights at Work and ILO Forced Labour Convention, 1930 (No. 29);

•	Explain how Canadian Solar identifies actual or potential adverse human rights impacts and how, once identified, the company prevents, mitigates and accounts for such impacts;

•	Explain the extent to which Canadian Solar has identified suppliers and sub-suppliers that are at significant risk for forced labour violations;

•	Disclose the number of suppliers against which Canadian Solar has taken corrective action due to such violations;

•	Be posted on Canadian Solar’s website.

Despite the fact that the Proposal was submitted, received and acknowledged by senior management in advance of the required deadline, the Company omitted it from their 2022 meeting materials on questionable grounds, claiming that it was entitled to do so because:

(i)	the address line on the cover letter referred to the company’s principal executive office (in Ontario), rather than its registered office (at a British Columbia law firm), and;
(ii)	the Proposal has been substantially implemented insofar as the Company has been unsuccessful in finding a qualified third party to take on aspects of the work outlined in the Proposal.

As common stock owners, shareholders have the fundamental right to participate and vote on corporate governance matters that may influence the value or success of the company. Shareholders’ active ownership and voting rights encourage a greater alignment of interests within a company which ultimately leads to greater efficiency and increased financial returns. The Company’s decision to omit the Proposal is indicative of a troubling disregard for good corporate governance and its shareholders.

The company’s failure to include a valid shareholder resolution in its proxy material is an immediate concern as (1) the Company failed to facilitate shareholders’ ability to present their own proposal for consideration at the AGM (2) prevented shareholders from exercising their voting rights.

In addition, the inherent lack of Board independence resulting from the combined Board Chair/CEO role at the Company creates further governance risks that underscores heightened need for responsiveness.

2.	Lack of Accountability by further avoiding shareholder scrutiny

The role of a Board, is, in part, to represent the interests of shareholders. To do so effectively, boards should be accountable to shareholders. Instead of providing shareholders with an opportunity to review and vote on the Proposal – which called on the company to publicly report the results of the third-party assessment – the Company revealed to the media that it would, “request board approval in the next two weeks to hire a third party ‘with the qualification and willingness to implement a due diligence audit on human rights and forced labour issues in our operations and supply chain’” 2, providing no details on the scope of the assessment or whether its results will be made public.

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2 https://www.theglobeandmail.com/business/article-canadian-solar-promises-belated-investigation-into-xinjiang-plant/

This demonstrates a lack of accountability in three ways:

i.	It undermines and runs counter to the Company’s rationale for excluding the Proposal in the first place. The Company excluded the Proposal by claiming that it was not possible to find a qualified auditor and asserting, “this work is not capable of being completed”[3]. Making such an about-face in response to media inquiries – without any explanation to shareholders - raises serious questions about the Company’s stated rationale for excluding the Proposal.

ii.	The Company has not provided investors any details on their stated plans to conduct a due diligence assessment on human rights and forced labour. Canadian Solar’s 2022 management information circular is completely silent on this matter, and the Company has not responded to investor inquiries for details. Divulging more information to the media than shareholders on this matter bypasses regular mechanisms for investor accountability.

iii.	Not indicating whether it will make public the results of the due diligence assessment raises questions about whether the Company is attempting to further avoid shareholder scrutiny. As discussed below, we believe the underlying and material issues at stake merit fulsome shareholder review and Company accountability.

3.	Material failure of risk oversight in light of credible and well-documented forced labour risks

Furthermore, the underlying issue addressed in the Proposal – credible and well-documented forced labour risks in the Company’s operations and supply chains, and resulting questions about the efficacy of the Company policies and due diligence procedures – speaks to a material failure of risk oversight.

According to the Solar Energy Industries Association (SEIA), “there are numerous credible reports linking the Chinese government to human rights abuses against Uyghurs, an ethnic minority living in the Xinjiang region”. The SEIA further states that, “an estimated 50% of the global supply of polysilicon – a critical component of solar modules – is produced in the Xinjiang region.”4

Canadian Solar is directly implicated in these reports. A May 2021 report specifically names Canadian Solar’s exposure to forced labour risks in Xinjiang through one of its major polysilicon suppliers.5 Another 2021 report raised concerns over Canadian Solar’s operation of a solar farm in Xinjiang proximate to several detention facilities.6 The company has been subject to significant negative media coverage as a result.7

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3 ibid

4 https://www.seia.org/initiatives/supply-chain-ethics-sustainability

5 https://www.shu.ac.uk/helena-kennedy-centre-international-justice/research-and-projects/all-projects/in-broad-daylight

6 http://nomogaia.org/wp-content/uploads/2021/03/IFC-Xinjiang-Investments-the-tragic-cost-of-bypassing-PS7.pdf

7 https://www.theglobeandmail.com/world/article-canadian-firms-operate-in-chinas-xinjiang-region/; https://www.thestar.com/local-guelph/news/2021/01/23/feds-warning-guelph-company-with-chinese-solar-power-plant-of-human-rights-abuses-in-region.html; https://www.washingtonpost.com/business/2021/08/27/customs-detains-chinese-solar-panels/

Credible reports indicate that Canadian Solar had shipments of materials detained by U.S. Customs Officials on suspicions of forced labour links. on suspicions of forced labour links.8

Despite all of the above, management has maintained that “there is no forced labour in our supply chain” and that it, “doesn’t ‘believe there is forced labour in our industry’”. 9

There is a significant gap between Canadian Solar’s policy commitments and actions, and credible allegations of forced labour in the Company’s supply chains. This gap continues to create material, regulatory and reputational risks for the Company and its investors, for which Board members charged with risk oversight and ESG matters must be held responsible.

Summary

Directors Wong, Templeton and Olsoni, should be held accountable to restore shareholder confidence and trust in Canadian Solar’s Board.

These directors should be accountable due to their role in the company’s non-responsiveness to shareholder concerns, lack of accountability for the company’s approach to significant human rights risks, and material failure of oversight for these same risks.

As such, we urge shareholders to vote AGAINST their re-election at the Company’s annual meeting on June 22, 2022.

If you would like more information or an opportunity to discuss these issues, please contact Simon Lewchuk, Manager, Corporate Engagement at slewchuk@share.ca or Anthony Schein, Director, Shareholder Advocacy at aschein@share.ca

Vote AGAINST Re-election of Directors Lap Tat Arthur Wong, Lauren C. Templeton & Karl E. Olsoni.

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8 https://www.washingtonpost.com/business/2021/08/27/customs-detains-chinese-solar-panels; ; https://www.pv-tech.org/us-begins-wro-enforcement-in-earnest-with-solar-modules-detained-by-customs-officials-say-reports/; https://www.cbp.gov/newsroom/national-media-release/department-homeland-security-issues-withhold-release-order-silica https://www.pv-tech.org/us-begins-wro-enforcement-in-earnest-with-solar-modules-detained-by-customs-officials-say-reports/

9 https://www.thestar.com/local-guelph/news/2021/07/22/guelph-solar-panel-company-has-ties-with-chinese-firm-sanctioned-over-forced-labour.html; https://www.theglobeandmail.com/world/article-canadian-solar-denies-use-of-forced-labour-at-its-solar-farm-in/; https://www.thestar.com/local-guelph/news/2021/01/23/feds-warning-guelph-company-with-chinese-solar-power-plant-of-human-rights-abuses-in-region.html

THE FOREGOING INFORMATON MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, EMAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

The filer of this document is Shareholder Association for Research & Education (SHARE), Suite 510 – 1155 Robson Street Vancouver, BC V6E 1B5

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.